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                               May 9, 2024

       Charles H. R. Bracken
       Chief Financial Officer
       Liberty Global Ltd.
       Clarendon House, 2 Church Street
       Hamilton HM 11, Bermuda

                                                        Re: Liberty Global Ltd.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            Filed February 15,
2024
                                                            Form 8-K filed May
1, 2024
                                                            File No. 001-35961

       Dear Charles H. R. Bracken:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Note 19. Segment Reporting , page II-116

   1. We note that Central and Other is not listed as a reportable segment, rather it is defined as a category and appears
to include intercompany and corporate functions as well as a business unit. As such,
please tell us your consideration of the guidance in ASC 280-10-
                                                        50-1 through 50-5 for
the identification of your operating segments and/or reportable segments. Please note
that if your Central and Other category is presented under ASC
                                                        280-10-50-15, it does
not represent a reportable segment and should be excluded from the reportable segment
total.
   2. We note the presentation of Total Adjusted EBITDA in the reconciliation on page II-119 does not appear to
comply with ASC 280-10-50-30(b) as the inclusion of Adjusted
                                                        EBITDA for Central and
Other in the total does not appear to represent the total of the reportable segments'
measure of profit or loss. As such, Total Adjusted EBITDA would represent a non-GAAP
measure which is specifically prohibited in your financial
 Charles H. R. Bracken
Liberty Global Ltd.
May 9, 2024
Page 2
         statement footnotes by Item 10(e)(1)(ii)(c) of Regulation S-K. Furthermore, the total of
         your reportable segments    measure of profit or loss should be
reconciled to consolidated
         net income/(loss) before income taxes. Accordingly, please revise your presentation of
         your reportable segments    measure of profit or loss and the
accompanying reconciliation
         to comply with ASC 280-10-50-30(b). To this end, please reverse the order of the reconciliation such that you start with the total of your segment measure of profit or loss and reconcile to consolidated net income on a pre-tax basis.
Form 8-K filed May 1, 2024

Exhibit 99.1
Glossary, page 21

3. We refer to your measure of Adjusted EBITDA less P&E additions. It is not clear to us how this measure provides any meaningful information for your investors. Please explain and tell us how you considered Questions 100.01 and 100.04 of the non-GAAP
         Compliance and Disclosure Interpretations.
4. We refer to your measure of Distributable Cash Flow. We note that the measure adjusts
         for    Other affiliate dividends    which "are funded by activities
outside of their normal
         course of operations." As it appears this adjustment may have the effect of changing recognition and measurement principles required to be applied under GAAP, please explain in detail the nature of and reasons for this adjustment and why it does not result in the presentation of an individually tailored measure pursuant to Question 100.04 of the non-GAAP Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameCharles H. R. Bracken                         Sincerely,
Comapany NameLiberty Global Ltd.
                                                                Division of
Corporation Finance
May 9, 2024 Page 2                                              Office of
Technology
FirstName LastName